UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No. 001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☐   Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2026	SILVERCORP METALS INC.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

SUBMITTED HEREWITH

Exhibits 99.1, 99.2 and 99.5 included with this report are hereby incorporated by reference as exhibits to the registrant’s registration statement on Form F-10 (File No. 333-290050) as amended and supplemented, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Consolidated Financial Statements for the three months ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the three months ended June 30, 2026 and 2025
99.3	Form 52-109F1 Certificate of Annual Filings – CFO
99.4	Form 52-109F1 Certificate of Annual Filings – CEO
99.5	Consent of Guoliang Ma